September 29, 2014

Via EDGAR and FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 3720

Attn:	Daniel L. Gordon, Senior Assistant Chief Accountant
Kristi Marrone

Re:	Anworth Mortgage Asset Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 26, 2014
File No. 001-13709

Dear Mr. Gordon:

Anworth Mortgage Asset Corporation, a Maryland corporation (the “Company”), is filing today via EDGAR this letter which responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed via EDGAR on February 26, 2014, as set forth in the Staff’s letter, dated September 15, 2014 (the “Comment Letter”), addressed to Mr. Thad M. Brown, Chief Financial Officer of the Company. For your convenience, we have repeated the Staff’s comments and provided the response of the Company in bold immediately thereafter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 49

1.	We note that the constant prepayment rate of your MBS fell significantly in the fourth quarter of 2013, and that you recognized a lower premium amortization expense in 2013 due to a decrease in future CPR projections. Please expand your disclosure in future filings to include a discussion of the drivers of the lower realized CPR, the CPR assumptions used in your projection, and how you assessed the sustainability of a lower CPR for purposes of your projection. Please provide us with your proposed disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future reports to be filed by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company will include a discussion of the drivers of the lower realized CPR, the CPR assumptions used in its projection, and how it assessed the sustainability of a lower CPR for purposes of its projection. The following is proposed disclosure to discuss the foregoing:

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Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2014

The primary drivers of the current realized CPR are the incentives that mortgage borrowers had when they were considering the refinance of their mortgage several weeks or months earlier. The primary incentive is whether or not the new mortgage rate is greater or less than the borrower’s current mortgage rate. Another significant factor is the mortgage borrower believing that mortgage interest rates will either increase or decrease in the future.

The prepayment rate assumptions used in our projection of long-term CPR percentages are based primarily on historical prepayment rates on mortgage pools similar to the pool being evaluated. Another significant factor is our assumptions about future mortgage rates and their probable impact on future CPRs.

To assess the sustainability of our projection of average long-term CPR percentages, we primarily evaluate the sustainability of current monetary policy and fiscal policy. Other factors which can affect this sustainability are: (1) the development of new mortgage financing techniques and products and (2) changes in the level of employment/unemployment which could result in borrowers changing their prepayment patterns.

2.	We note that there was a significant increase in the level of Agency MBS sold during 2013 as compared to the previous two years. In future filings, please disclose the reason for the increased sale activity and if this is indicative of a trend. Please provide us with your proposed disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will disclose the reason for the increased sale activity in Agency MBS and if it is indicative of a trend.

The following is proposed disclosure to address the foregoing:

We review our MBS portfolio relative to current market conditions, trading prices of individual MBS, the general level of mortgage interest rates, prepayment activity, other investment opportunities, and the duration of our portfolio versus the duration of our liabilities. Although there is no set pattern or expectation of a trend to sales of Agency MBS, we may sell some of the securities in our portfolio based on these factors.

During 2013, we sold $637 million of Agency MBS based on a review of the above-mentioned factors.

Financial Condition, page 51

3.	We note the table on page 53 related to repurchase agreement borrowings. Please expand your disclosure in future filings to include the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2014

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future filings of the Company’s Annual Report on Form 10-K, the Company will expand its disclosure to include the average quarterly balance for each of the past three years, quantify the period end balance for each of those quarters and the maximum balance at any month-end, and explain the causes and business reasons for significant variances among these amounts.

Hedging, page 53

4.	We note that your swap agreements as a percentage of outstanding repurchase agreements has increased significantly year over year. In future filings, please discuss the reason(s) for this change, whether you expect the trend to continue, and the impact that the policy has had on your net interest income. Please provide us with your proposed disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will discuss the reasons why the Company’s swap agreements as a percentage of outstanding repurchase agreements has increased significantly year over year, whether the Company expects this trend to continue, and the impact that the policy has had on the Company’s net interest income.

The following is proposed disclosure to address the foregoing:

Swap agreements are used to provide protection from increases in interest rates having a negative impact on the market value of our portfolio that could result in our lenders requiring additional collateral for our repurchase agreement borrowings. An increase or decrease in the notional value of our swap agreements usually provides an increase or decrease in protection to our portfolio’s change in value due to interest rate changes. However, there are other methods that can also lessen our portfolio’s change in value due to interest rate increases. Among them are: acquiring mortgages that are inherently less sensitive to interest rate changes and borrowings using long term repurchasing agreements.

From December 31, 2012 to December 31, 2013, our swap agreements as a percentage of our outstanding repurchase agreements increased from 39% to 71%. Also during this period, the average maturity of our swap agreements increased from 2.8 years to 3.9 years. Together, these two measures reflect our increase in protection from increases in interest rates having a negative impact on the market value of our portfolio.

From December 31, 2012 to December 31, 2013, the average interest rate on our outstanding repurchase agreements after adjusting for interest rate swap transactions increased from 1.12% to 1.50%. A significant factor in this interest rate increase was the increase in our swap agreements as a percentage of our outstanding repurchase agreements. Other factors were changes in the market levels of interest rates and changes in the levels between swap agreements and repurchase agreements. Such an increase in interest expense will decrease our net interest spread by this amount.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2014

Stockholders’ Equity, page 56

5.	Please include a statement disclosing the reasons why you believe “Common stockholders’ equity without AOCI” provides useful information to investors regarding your financial condition and/or results of operations and to the extent material, a statement disclosing the additional purposes, if any, for which you use “Common stockholders’ equity without AOCI” in accordance with Item 10(e)(1)(i)(C-D). In addition, it appears that “Common stockholders’ equity” is also a non-GAAP measure. Please revise to comply with the disclosure requirements of Item 10(e) of Regulation S-K for this measure as well. Please provide us with your proposed response.

Response: The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will ensure that its disclosure relating to common stockholders’ equity complies with the disclosure requirements of Item 10(e) of Regulation S-K.

The following is proposed disclosure to address the foregoing:

We will ensure that both “common stockholders’ equity” and “common stockholders’ equity without AOCI” are clearly identified as non-GAAP measures and are reconciled to the nearest comparable GAAP measure.

We believe that “common stockholders’ equity without AOCI” is a relevant measure to provide to investors because AOCI fluctuates on a quarterly and yearly basis based on changes in fair market values on our securities and swap agreements. Showing “common stockholders’ equity without AOCI” allows investors to evaluate how our “common stockholders’ equity” has changed exclusive of the changes in AOCI.

“Common stockholders’ equity” also serves as the basis for how book value per common share is calculated. We will ensure that the reason for any non-GAAP measure is included in our disclosure.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing information is responsive to the Staff’s comments and requests in the Comment Letter. You may contact the undersigned at (310) 255-4460 if you have questions regarding the foregoing responses. Thank you for your assistance on this matter.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2014

Sincerely,

/s/ Thad M. Brown
Thad M. Brown
Chief Financial Officer, Anworth Mortgage Asset Corporation

cc:	Joseph Lloyd McAdams, Anworth Mortgage Asset Corporation

Mark J. Kelson, Greenberg Traurig, LLP